UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*



                                Arris Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
                     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              |_|  Rule 13d-1(b)
              |X|  Rule 13d-1(c)
              |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP No. 04269Q100
-----------------------



  1      NAME OF REPORTING PERSON
         S.S. or IDENTIFICATION NO. OF ABOVE PERSON

         NORTEL NETWORKS CORPORATION

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                          (a)|_|
                                                                          (b)|_|

   3     SEC USE ONLY


   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         CANADA

                              5    SOLE VOTING POWER
         NUMBER OF
          SHARES                   NONE
       BENEFICIALLY
         OWNED BY             6    SHARED VOTING POWER
           EACH
         REPORTING                 3,165,000
          PERSON
           WITH:              7    SOLE DISPOSITIVE POWER

                                   NONE

                              8    SHARED DISPOSITIVE POWER

                                   3,165,000

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,165,000

  10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|


  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         3.6%

  12     TYPE OF REPORTING PERSON

         CO

Item 1.  Issuer

    (a)  NAME OF ISSUER: Arris Group, Inc.

    (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
         3871 Lakefield Drive, Suwanee, GA 30024

Item 2.  Person Filing and Securities Statement Being Filed in Respect Of

    (a)  NAME OF PERSONS FILING: Nortel Networks Corporation (the "Corporation")

    (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
         8200 Dixie Road, Suite 100, Brampton, Ontario L6T 5P6, Canada

    (c)  CITIZENSHIP: Canada

    (d)  TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

    (e)  CUSIP NUMBER: 04269Q100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) | | Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  | |  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

               Insurance company as defined in section 3(a)(19) of the Act (15
     (c)  |_|  U.S.C. 78c).

               Investment company registered under Section 8 of the Investment
     (d)  |_|  Company Act of 1940 (15 U.S.C. 80a-8).


     (e) |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

               An employee benefit plan or endowment fund in accordance
     (f)  |_|  withss.240.13d-1(b)(1)(ii)(F);

               A parent holding company or control person in accordance
     (g)  | |  withss.240.13d-1(b)(ii)(G);

               A savings association as defined in Section 3(b) of the Federal
     (h)  |_|  Deposit Insurance Act (12 U.S.C. 1813);

               A church plan that is excluded from the definition of an
     (i) |_| investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    (a)  AMOUNT BENEFICIALLY OWNED: 3,165,000 (as of December 31, 2004)

    (b)  PERCENT OF CLASS: 3.6%

    (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i) Sole power to vote or to direct the vote: NONE

         (ii) Shared power to vote or to direct the vote: 3,165,000

         (iii) Sole power to dispose or to direct the disposition of: NONE

         (iv) Shared power to dispose or to direct the disposition of: 3,165,000

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |X|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         The shares beneficially owned by the Corporation are held directly by Nortel Networks Inc., a wholly owned subsidiary of Nortel Networks Limited, which in turn is a wholly owned subsidiary of the Corporation.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005


                                            NORTEL NETWORKS CORPORATION


                                            By:  /s/  Katharine B. Stevenson
                                                 ----------------------------
                                                 Name:  Katharine B. Stevenson
                                                 Title: Treasurer


                                            By:  /s/ Gordon A. Davies
                                                 ----------------------------
                                                 Name:  Gordon A. Davies
                                                 Title: Assistant General
                                                        Counsel-Securities
                                                        and Corporate Secretary